As filed with the Securities and Exchange Commission on December 12, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of December 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ...X...         Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ......                No ...X ...

                   METRO TO DEREGISTER AND DELIST FROM NASDAQ

Metro International S.A. ("Metro"), the international newspaper group, today announced that it will file a certification and notice of termination with the U.S. Securities and Exchange Commission for the voluntary deregistration under the Securities Exchange Act of 1934, as amended, of Metro series A and B shares after the close of trading on Tuesday, 23 December 2003. Metro's reporting obligations under the Securities Exchange Act will be suspended at the time of the filing of the certification and notice of termination. In connection with the deregistration of the shares, Metro will delist its series A and series B shares from the NASDAQ SmallCap Market with effect from the close of trading on Tuesday, 23 December 2003.

These actions will not affect the continued listing of Metro's series A and series B Swedish Depositary Shares (SDSs) on the Stockholm Stock Exchange. Metro will continue to make filings as required by the Securities Exchange Act of 1934, as amended, until the close of trading on Tuesday, 23 December 2003.

Metro's series A and series B shares were registered with the SEC and listed on the NASDAQ National Market in 2000 and subsequently listed on the NASDAQ SmallCap Market in 2002. The Board of Directors of Metro has decided to pursue this course of action for the following reasons:

o The volume of trading in the shares on the NASDAQ SmallCap Market is very low, with only 101,011 series A shares and 66,560 series B shares traded during 2003, compared to 74.6 million series A SDSs and 116.2 million series B SDSs traded on the Stockholm Stock Exchange during the same period of time.

o The total number of US resident holders of series A and series B shares and SDSs is less than 300 and, as at 10 December 2003, there were only 61,547 series A shares and 48,863 series B shares listed on the NASDAQ SmallCap Market, compared to 263,333,963 series A shares and 262,376,130 series B shares outstanding in total.

o The Board of Directors does not believe that the deregistration and delisting will have an adverse effect on the ability of Metro's principal U.S. shareholders to hold its shares.

For these reasons, Metro's Board of Directors believes that the costs of maintaining the SEC registration and NASDAQ SmallCap Market listing are no longer justified.

Holders of series A and series B shares that are currently listed on the NASDAQ SmallCap Market will be contacted through the American Stock Transfer & Trust Company (the registrar) and Fischer Partners Fondkommission (the depositary bank) with details of how to convert the shares into SDSs.

For further information, please visit www.metro.lu, email info@metro.luor contact:
Pelle Tornberg, President & CEO                    tel: +44 (0) 20 7016
1300
Matthew  Hooper, Investor & Press Relations        tel: +44 (0) 20 7321
5010

Metro is the world's largest newspaper, publishing and distributing 29 Metro editions in 16 countries in Europe, North & South America and Asia. Metro attracts 13 million daily readers in 60 cities around the world with an easy to read combination of headline local and international news and information. Metro International S.A. 'A' and 'B' shares are listed on the Stockholmsborsen 'O-List' and on the Nasdaq stock market under the symbols MTROA and MTROB.

This press release contains certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward- looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Metro International S.A, any Metro International S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            By: /s/ Anders Fullman
                                                ------------------
                                            Name:  Anders Fullman
                                            Title: Vice President
                                                   of Metro International SA


Date:    December 12, 2003